NEWS RELEASE
OTC BB: VCTPF
June 24, 2009

SHAREHOLDERS APPROVE CORPORATE RESTRUCTURING

Valcent Products Inc. (the “Company”, or “Valcent”) announces that it is in the process of restructuring both its equity and debt as it continues its aggressive Verticrop™ worldwide sales and marketing program.

A reverse share consolidation was approved at a shareholders meeting held on June 22, 2009 where 18 old shares will be replaced with 1 new share. The consolidation will take effect subject to regulatory approval whereby the Company will reduce the number of shares issued and outstanding from 591,094,636 shares to 32,838,591 shares, which includes 29,829,451 post consolidated shares for settlement of  US $11,105,780 of debt. These shares for debt are subject to an eighteen month Lockup Agreement with staged releases beginning January 1, 2010.

As previously reported the Company has raised US $2,000,000 for 16,000,000 post consolidation shares which will increase the number of shares issued to a total of 48,838,591.

The Global economic recession has had an impact on Valcent, as it has on many companies, including those in the algae bio-fuel sector. At this time the Company is evaluating third party involvement from academia as well as partnership initiatives for Vertical Algae Technology. Valcent remains committed to its algae bio-fuel research program.

If you would like further information on the corporate restructuring and the Company please email info@valcent.net, or call one of representatives as listed below.

Contacts:
Investor Relations                                                                                       Media Relations
Gerry Jardine or Mike Parker                                                                          Nancy Tamosaitis
(800) 877-1626 or (888) 506-7979                                                                 Vorticom Public Relations
or worldwide (604) 630-2941                                                                        212.532.2208
info@valcent.net                                                                                             Nancyt@vorticom.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.